December 24, 2009

VIA EDGAR

Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549 Attention: Filing Desk

Re:	Convera Corporation’s Preliminary Information Statement on Schedule 14C
File No. 000-31989

Ladies and Gentlemen:

On behalf of our client Convera Corporation, a Delaware corporation (the “Company”), we are transmitting for filing by electronic submission with the Securities and Exchange Commission (the “Commission”) pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Amendment No. 1 to the Company’s Preliminary Information Statement filed on September 25, 2009 (the “Amendment No. 1”).

The Amendment No. 1 reflects all revisions we have made in response to the comments from the Staff of the Commission (the “Staff”) to the initial filing on a cumulative basis, including adding disclosure called for by Item 14(c)(2) of Schedule 14A with respect to Vertical Search Works, Inc., the target company in the merger transaction, and in accordance with Comment 1 contained in the comment letter dated November 20, 2009 of the Staff, as well as other immaterial updating changes.  For your convenience, we hereby included a redline showing changes against the initial filing made on September 25, 2009.  These changes include all of the changes provided to the Staff supplementally in correspondence by the undersigned.

December 24, 2009

If the Commission needs any additional information or has any further questions, please do not hesitate to contact me at (212) 813-8804 or Catherine Pan of Goodwin Procter LLP at (212) 459-7057.

Sincerely,

/s/ Stephen M. Davis
Stephen M. Davis

cc:	Maryse Mills-Apenteng
Michael F. Johnson